                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Mission Critical Software, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                    605047109
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 2 of 7 pages
---------------                                               -----------------

-------------------------------------------------------------------------------
      1.  Names of Reporting Persons:
                   Austin Ventures V, L.P.

          I.R.S. Identification Nos. of Above Persons (Entities Only):

-------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions):
                   (a)      [ ]
                   (b)      [X]

-------------------------------------------------------------------------------
      3.  SEC Use Only:

-------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization:
                   Delaware

-------------------------------------------------------------------------------
     Number of Shares           5.  Sole Voting Power:
 Beneficially Owned by Each
   Reporting Person With:               801,875
                                -----------------------------------------------
                                6.  Shared Voting Power:
                                           0

                                -----------------------------------------------
                                7.  Sole Dispositive Power:

                                        801,875
                                -----------------------------------------------
                                8.  Shared Dispositive Power:
                                           0


-------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                   801,875
-------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                   [ ]

-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9):
                   5.7%

-------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions):
                   PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 3 of 7 pages
---------------                                               -----------------

-------------------------------------------------------------------------------
      1.  Names of Reporting Persons:
                   Austin Ventures V Affiliates Fund, L.P.

          I.R.S. Identification Nos. of Above Persons (Entities Only):

-------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions):
                   (a)      [ ]
                   (b)      [X]

-------------------------------------------------------------------------------
      3.  SEC Use Only:

-------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization:
                   Delaware

-------------------------------------------------------------------------------
     Number of Shares           5.  Sole Voting Power:
 Beneficially Owned by Each
   Reporting Person With:                40,099
                                -----------------------------------------------
                                6.  Shared Voting Power:
                                           0

                                -----------------------------------------------
                                7.  Sole Dispositive Power:

                                         40,099
                                -----------------------------------------------
                                8.  Shared Dispositive Power:
                                           0


-------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                   40,099
-------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                   [ ]

-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9):
                   0.3%

-------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions):
                   PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 4 of 7 pages
---------------                                               -----------------

-------------------------------------------------------------------------------
      1.  Names of Reporting Persons:
                   AV Partners V, L.P.

          I.R.S. Identification Nos. of Above Persons (Entities Only):

-------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions):
                   (a)      [ ]
                   (b)      [X]

-------------------------------------------------------------------------------
      3.  SEC Use Only:

-------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization:
                   Delaware

-------------------------------------------------------------------------------
     Number of Shares           5.  Sole Voting Power:
 Beneficially Owned by Each                841,974
   Reporting Person With:
                                -----------------------------------------------
                                6.  Shared Voting Power:
                                           0

                                -----------------------------------------------
                                7.  Sole Dispositive Power:
                                           841,974

                                -----------------------------------------------
                                8.  Shared Dispositive Power:
                                           0

-------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    841,974

-------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                   [ ]

-------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9):
                   6.0%

-------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions):
                   PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 5 of 7 pages
---------------                                               -----------------



Item 1   (a).     Name of Issuer:  Mission Critical Software, Inc.

         (b).     Address of Issuer's Principal Executive Offices:
                  13939 Northwest Freeway
                  Houston, Texas 77040

Item 2   (a)-(c). Name, Address and Citizenship of Person Filing:

                  (1) Austin Ventures V, L.P.
                      114 West Seventh Street
                      Suite 1300
                      Austin, Texas 78701
                      Citizenship:  Delaware

                  (2) Austin Ventures V Affiliates Fund, L.P.
                      114 West Seventh Street
                      Suite 1300
                      Austin, Texas 78701
                      Citizenship:  Delaware

                  (3) AV Partners V, L.P.
                      114 West Seventh Street
                      Suite 1300
                      Austin, Texas 78701
                      Citizenship:  Delaware

         (d). Title of Class of Securities: Common Stock, par value $.001 per share

         (e).   CUSIP Number:  605047109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

              (b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                        78c);

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 6 of 7 pages
---------------                                               -----------------


              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

         Austin Ventures V, L.P., a Delaware limited partnership, owns 801,875 shares of Common Stock of Mission Critical Software, Inc. Austin Ventures V Affiliates Fund, L.P., a Delaware limited partnership, owns 40,099 shares of Common Stock of Mission Critical Software, Inc. AV Partners V, L.P., a Delaware limited partnership, is the general partner of both Austin Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P., and as such, may be deemed to be the beneficial owner of 841,974 shares of Common Stock of Mission Critical Software, Inc.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        Not applicable.

                                  SCHEDULE 13G

---------------                                               -----------------
CUSIP 605047109                                               Page 7 of 7 pages
---------------                                               -----------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 14, 2000
                                       (Date)


                                    AUSTIN VENTURES V, L.P.

                                    By:  AV PARTNERS V, L.P.,
                                         its general partner,


                                    By:     /s/ KENNETH P. DeANGELIS
                                       ----------------------------------------
                                         Name:  Kenneth P. DeAngelis
                                         Title: General Partner



                                    AUSTIN VENTURES V AFFILIATES FUND, L.P.


                                    By:  AV PARTNERS V, L.P.,
                                         its general partner,


                                    By:     /s/ KENNETH P. DeANGELIS
                                       ----------------------------------------
                                         Name:  Kenneth P. DeAngelis
                                         Title: General Partner



                                    AV PARTNERS V, L.P.


                                    By:     /s/ KENNETH P. DeANGELIS
                                       ----------------------------------------
                                         Name:  Kenneth P. DeAngelis
                                         Title: General Partner